United States securities and exchange commission logo





                           December 20, 2021

       Jonathan Santelli, Esq.
       General Counsel and Corporate Secretary
       Raymond James Financial, Inc.
       880 Carillon Parkway
       St. Petersburg, Florida 33716

                                                        Re: Raymond James
Financial, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed December 14,
2021
                                                            File No. 333-261647

       Dear Mr. Santelli:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact John
Stickel at 202-551-3324 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance